A LETTER FROM THE PRESIDENT

Security Benefit is one company dedicated to the successful mastery of our mission: MAINTAINING A STRONG FINANCIAL POSITION AND CONSISTENT GROWTH FOR THE PROTECTION AND SECURITY OF ALL OF OUR POLICYHOLDERS AND CUSTOMERS. All of us at Security Benefit renew our commitment to this mission every day. We want to be the best and do our best for you. As a member of the Security Benefit team, I am especially proud that mastering successful growth is an achievement we have come to expect as a team.

It is my pleasure to report that 1996 was again a record year of outstanding achievements for Security Benefit.

*  Sales surpassed 1995 results by 48%

*  Profits are up 18% over last year

*  Revenues and deposit funds exceeded 1995 results by 28%

*  Company assets rose 17% over 1995 figures

These accomplishments would just be facts on paper without the efforts of the people who work at Security Benefit. They are the heart of our company, and I am proud to be part of their team.

My wish for 1997 is to have another record year for our company. Last year's accomplishments will be difficult to top but all of us at Security Benefit have our sights and goals set high. We are well positioned with new, creative products designed in response to our customers' changing investment goals and lifestyle requirements. We know true mastery does not come easily. With perseverance and attention to constantly improving what we do best, I know we can do it.

HOWARD R. FRICKE

Howard R. Fricke
Chairman of the Board
President and Chief Executive Officer

--------------------------------------------------------------------------------

                               BOARD OF DIRECTORS

HOWARD R. FRICKE
CHAIRMAN OF THE BOARD, PRESIDENT & CEO
Security Benefit Life Insurance Company
Topeka, Kansas

THOMAS R. CLEVENGER
Wichita, Kansas

SISTER LORETTO MARIE COLWELL
PRESIDENT
St. Francis Hospital and Medical Center
Topeka, Kansas

JOHN C. DICUS
CHAIRMAN OF THE BOARD
Capitol Federal Savings & Loan Association
Topeka, Kansas

MELANIE S. FANNIN
PRESIDENT
Kansas - Southwestern Bell Telephone
Topeka, Kansas

WILLIAM W. HANNA
PRESIDENT & CHIEF OPERATING OFFICER
Koch Industries
Wichita, Kansas

JOHN E. HAYES, JR.
CHAIRMAN OF THE BOARD, PRESIDENT & CEO
Western Resources, Inc.
Topeka, Kansas

LAIRD G. NOLLER
PRESIDENT
Noller Enterprises
Topeka, Kansas

FRANK SABATINI
CHAIRMAN OF THE BOARD AND PRESIDENT
Capital City Bank
Topeka, Kansas

ROBERT C. WHEELER
PRESIDENT
Hill's Pet Nutrition, Inc.
Topeka, Kansas


NOTICE OF POLICYOWNERS' MEETING

We encourage you to attend the annual meeting of policyowners to be held on Tuesday, June 3, 1997 at Security Benefit Life, 700 SW Harrison St., Topeka, Kansas, at 2:00 p.m. Each policyowner is entitled to vote, either in person or by proxy, on all matters coming before the meeting. Proxies are available from the corporate secretary and must be returned at least 30 days prior to the annual meeting.

For More Information Call
1-800-888-2461

This report is submitted only for the general information of Varilife insurance policyowners and is not authorized for distribution to the public.

Enclosed are December 1996 financial reports for the variable life insurance separate account.

www.securitybenefit.com

V8835 (R4-97)                                                        32-88352-00

                              Financial Statements

                       Security Varilife Separate Account

                     Years ended December 31, 1996 and 1995
                      with Report of Independent Auditors

                       SECURITY VARILIFE SEPARATE ACCOUNT

                              FINANCIAL STATEMENTS

                     Years ended December 31, 1996 and 1995


                                    CONTENTS

Report of Independent Auditors ........................................    1

Audited Financial Statements

Balance Sheet .........................................................    2
Statements of Operations and Changes in Net Assets ....................    4
Notes to Financial Statements .........................................    6

                         Report of Independent Auditors


The Contract Owners of Security Varilife
  Separate Account and The Board of Directors of Security Benefit Life Insurance Company

We have audited the accompanying balance sheet of Security Varilife Separate Account (the Company) as of December 31, 1996, and the related statements of operations and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Varilife Separate Account at December 31, 1996, and the results of its operations and changes in its net assets for each of the two years in the period then ended in conformity with generally accepted accounting principles.


                                                               Ernst & Young LLP

February 7, 1997

                       Security Varilife Separate Account

                                  Balance Sheet

                                December 31, 1996
                             (DOLLARS IN THOUSANDS)

ASSETS

Investments:

 SBL Fund:

  Series A (Growth Series)
   20,658 shares at net asset value of $24.31 per share (cost, $458)..... $  502

  Series B (Growth-Income Series)
   3,201 shares at net asset value of $35.40 per share (cost, $107)......    113

  Series C (Money Market Series)
   2,441 shares at net asset value of $12.56 per share (cost, $32).......     31

  Series D (Worldwide Equity Series)
   24,407 shares at net asset value of $6.14 per share (cost, $147)......    150

  Series E (High Grade Income Series)
   5,728 shares at net asset value of $12.00 per share (cost, $70).......     69

  Series J (Emerging Growth Series)
   8,579 shares at net asset value of $18.25 per share (cost, $149)......    157

  Series K (Global Aggressive Bond Series)
   1,207 shares at net asset value of $10.72 per share (cost, $12).......     13

  Series M (Specialized Asset Allocation Series)
   3,029 shares at net asset value of $12.05 per share (cost, $34).......     36

  Series N (Managed Asset Allocation Series)
   1,878 shares at net asset value of $12.02 per share (cost, $21).......     23

  Series O (Equity Income Series)
   10,047 shares at net asset value of $14.01 per share (cost, $127).....    141

  Series S (Social Awareness Series)
   636 shares at net asset value of $19.08 per share (cost, $12).........     12
                                                                           -----
Total assets............................................................. $1,247
                                                                           =====

NET ASSETS
Net assets are represented by (NOTE 3):
                                            NUMBER
                                           OF UNITS     UNIT VALUE
   Growth Series:
     Accumulation units..................   31,819        $15.78         $  502

   Growth-Income Series:
     Accumulation units..................    7,821         14.49            113

   Money Market Series:
     Accumulation units..................    2,809         10.91             31

   Worldwide Equity Series:
     Accumulation units..................   12,449         12.04            150

   High Grade Income Series:
     Accumulation units..................    5,982         11.49             69

   Emerging Growth Series:
     Accumulation units..................   11,450         13.67            157

   Global Aggressive Bond Series:
     Accumulation units..................    1,079         11.99             13

   Specialized Asset Allocation Series:
     Accumulation units..................    3,044         11.99             36

   Managed Asset Allocation Series:
     Accumulation units..................    1,903         11.86             23

   Equity Income Series:
     Accumulation units...................  10,226         13.77            141

   Social Awareness Series:
     Accumulation units...................     830         14.62             12
                                                                          ------
Total net assets..........................                                $1,247
                                                                          ======
SEE ACCOMPANYING NOTES.

                       Security Varilife Separate Account

                Statement of Operations and Changes in Net Assets

                          Year ended December 31, 1996
                                 (IN THOUSANDS)

                                                              HIGH                         SPECIALIZED  MANAGED
                                    GROWTH- MONEYE  WORLDWIDE GRADE   EMERGING GLOBAL      ASSET        ASSET      EQUITY  SOCIAL
                             GROWTH INCOME  MARKET  EQUITY    INCOME  GROWTH   AGGRESSIVE  ALLOCATION   ALLOCATION INCOME  AWARENESS
                             SERIES SERIES  SERIES  SERIES    SERIES  SERIES   BOND SERIES SERIES       SERIES     SERIES   SERIES
                             -------------------------------------------------------------------------------------------------------

Dividend distributions....... $  3   $  2    $  1    $  3      $  3    $  -       $  1       $  -         $  -      $  -     $  -
Expenses (NOTE 2):
  Mortality and expense
  risk fee...................   (3)    (1)     (1)     (1)        -      (1)         -          -            -        (1)
   Administrative fee and
   insurance costs...........  (31)   (10)     (7)     (9)       (4)    (15)        (1)        (1)           -        (2)       -
                             -------------------------------------------------------------------------------------------------------
Net investment loss..........  (31)    (9)     (7)     (7)       (1)    (16)         -         (1)           -        (3)       -

Capital gains distributions..   19      9       -       3         -       4          -          -            -         -        -
Realized gain on investments.   14      5       3       2         -       2          -          -            -         -        1
Unrealized appreciation
  (depreciation) on
   investments...............   32     (3)     (1)      3        (3)      8          1          3            2        14
                               -----------------------------------------------------------------------------------------------------
Net realized and unrealized
  gain (loss) on investments    65     11       2       8        (3)     14          1          3            2        14        1
                               -----------------------------------------------------------------------------------------------------

Net increase (decrease) in
  net assets resulting from
  operations................    34      2     (5)       1        (4)     (2)         1          2            2        11

Net assets at beginning of
  year......................   201     61    143       17        39      53          -          1            -         -
Variable account deposits
 (NOTES 2 AND 3)............   278     57    401      133        34     112         12         34           21       130       13
Terminations and withdrawals
 (NOTES 2 AND 3)............   (11)    (7)  (508)      (1)        -      (6)         -         (1)           -         -       (5)
                               -----------------------------------------------------------------------------------------------------
Net assets at end of year...  $502   $113  $  31     $150       $69    $157        $13        $36          $23      $141      $12
                               =====================================================================================================

SEE ACCOMPANYING NOTES.

                       Security Varilife Separate Account

                Statement of Operations and Changes in Net Assets

                          Year ended December 31, 1995
                                 (IN THOUSANDS)

                                                                                       HIGH                  SPECIALIZED
                                                     GROWTH-    MONEY      WORLDWIDE   GRADE      EMERGING   ASSET         SOCIAL
                                           GROWTH    INCOME     MARKET     EQUITY      INCOME     GROWTH     ALLOCATION    AWARENESS
                                           SERIES    SERIES     SERIES     SERIES      SERIES     SERIES     SERIES        SERIES
                                         -------------------------------------------------------------------------------------------

Dividend distributions.................     $   1     $  1      $   1       $  -        $  -      $  -        $  -          $  -
Expenses (NOTE 2):
   Mortality and expense risk fee......        (2)      (1)        (2)        (1)         (1)       (2)          -             -
   Administrative fee and insurance            (2)      (1)        (3)         -           -        (1)          -             -
   costs...............................
                                         -------------------------------------------------------------------------------------------
Net investment loss....................        (3)      (1)        (4)        (1)         (1)       (3)          -             -

Capital gains distributions............         2        -          -          -           -         -           -             -
Realized gain on investments...........         5        1          1          2           -         7           -             -
Unrealized appreciation on investments.        12        9          -          -           2         -           -             -
                                         -------------------------------------------------------------------------------------------
Net realized and unrealized gain on
   investments.........................        19       10          1          2           2         7           -             -
                                         -------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
   resulting from operations...........        16        9         (3)         1           1         4           -             -

Net assets at beginning of year........         1        -         99          1           1         1           -             -

Variable account deposits
   (NOTES 2 AND 3).....................       204       54        596         45          37        92           1             4

Terminations and withdrawals
   (NOTES 2 AND 3).....................       (20)      (2)      (549)       (30)          -       (44)          -            (1)
                                         -------------------------------------------------------------------------------------------
Net assets at end of year..............      $201      $61       $143        $17         $39       $53        $  1          $  3
                                         ===========================================================================================

SEE ACCOMPANYING NOTES.

                       Security Varilife Separate Account

                          Notes to Financial Statements

                           December 31, 1996 and 1995


1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Security Varilife Separate Account (the Account) is a separate account of Security Benefit Life Insurance Company (SBL). The Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended. All activity in the account relates to Security Elite Benefit, a variable life product sold by SBL. Deposits received by the Account are invested in the SBL Fund, a mutual fund not otherwise available to the public. As directed by the owners, amounts deposited may be invested in shares of Series A (Growth Series emphasis on capital appreciation), Series B (Growth-Income Series - emphasis on capital appreciation with secondary emphasis on income), Series C (Money Market Series - emphasis on capital preservation while generating interest income), Series D (Worldwide Equity Series - emphasis on long-term capital growth through investment in foreign and domestic common stocks and equivalents), Series E (High Grade Income Series - emphasis on current income with security of
principal),   Series  J   (Emerging   Growth   Series  -  emphasis   on  capital
appreciation), Series K (Global Aggressive Bond Series - emphasis on high current income with secondary emphasis on capital appreciation), Series M (Specialized Asset Allocation Series - emphasis on high total return consisting of capitol appreciation and current income), Series N (Managed Asset Allocation Series - emphasis on high level of total return), Series O (Equity Income Series
- emphasis on substantial dividend income and capital appreciation) and Series S (Social Awareness Series - emphasis on high total return).

Under the terms of the investment advisory contracts, portfolio investments of the underlying mutual fund are made by Security Management Company, LLC (SMC), which is 50% owned by SBL and 50% owned by Security Benefit Group, Inc., a wholly-owned subsidiary of SBL. SMC has engaged Lexington Management Corporation to provide sub-advisory services for the Worldwide Equity Series and Global Aggressive Bond Series and has engaged T. Rowe Price Associates, Inc. to provide sub-advisory services for the Managed Asset Allocation Series and the Equity Income Series. SMC has also entered into agreements with Templeton Quantitative Advisors, Inc. and Meridian Investment Management Corporation to provide certain quantitative research services with respect to the Specialized Asset Allocation Series.

                       Security Varilife Separate Account

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION

Investments in mutual fund shares are carried in the balance sheet at market value (net asset value of the underlying mutual fund). The first-in, first-out cost method is used to determine gains and losses. Security transactions are accounted for on the trade date.

The cost of investments purchased and proceeds from investments sold were as follows:

                                             1996                   1995
                                     -------------------------------------------
                                      COST OF   PR0CEEDS     COST OF   PROCEEDS
                                     PURCHASES FROM SALES   PURCHASES FROM SALES
                                     -------------------------------------------
                                                   (IN THOUSANDS)

Growth Series........................  $312       $ 56        $206       $ 24
Growth-Income Series.................    70         20          55          4
Money Market Series..................   426        543         601        554
Worldwide Equity Series..............   144         15          45         31
High Grade Income Series.............    38          5          37          1
Emerging Growth Series...............   124         30          93         47
Global Aggressive Bond Series........    13          1           -          -
Specialized Asset Allocation Series..    35          2           1          -
Managed Asset Allocation Series......    22          1           -          -
Equity Income Series.................   131          4           -          -
Social Awareness Series..............    14          6           4          1

REINVESTMENT OF DIVIDENDS

Dividend and capital gains distributions paid by the mutual fund to the Account are reinvested in additional shares of each respective Series. Dividend income and capital gains distributions are recorded as income on the ex-dividend date.

FEDERAL INCOME TAXES

Under current law, no federal income taxes are payable with respect to the Account.

                       Security Varilife Separate Account

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  SECURITY VARILIFE SEPARATE ACCOUNT CONTRACT CHARGES

SBL deducts a daily administrative charge equal to an annual rate of .35% of the average daily net assets of each account. Mortality and expense risks assumed by SBL are compensated for by a fee equivalent to an annual rate of .90% of the average daily net assets of each account.

A deduction for cost of insurance and cost of any riders also is made monthly and is equal to a current cost of insurance rate multiplied by the net amount at risk under a policy at the beginning of the policy month. The net amount at risk for these purposes is equal to the amount of death benefit payable at the beginning of the policy month divided by 1.0032737 less the accumulated value at the beginning of the month. These charges amounted to $78,000 during 1996 and were insignificant during 1995.

When applicable, an amount for state and local premium taxes is deducted from each premium payment, as provided by pertinent state law.

                       Security Varilife Separate Account

3.  SUMMARY OF UNIT TRANSACTIONS

                                                                  UNITS
                                                          ----------------------
                                                           1996            1995
                                                          ----------------------
Growth Series:
   Account deposits.....................................  19,119          16,861
   Terminations and withdrawals.........................   2,710           1,583

Growth-Income Series:
   Account deposits.....................................   4,216           5,030
   Terminations and withdrawals.........................   1,269             156

Money Market Series:
   Account deposits.....................................  37,476          40,855
   Terminations and withdrawals.........................  48,276          35,093

Worldwide Equity Series:
   Account deposits.....................................  11,684           4,059
   Terminations and withdrawals.........................     865           2,522

High Grade Income Series:
   Account deposits.....................................   2,973           3,285
   Terminations and withdrawals.........................     315              38

Emerging Growth Series:
   Account deposits.....................................   8,517           5,148
   Terminations and withdrawals.........................   1,585             711

Global Aggressive Bond Series:
   Account deposits.....................................   1,114               -
   Terminations and withdrawals.........................      35               -

Specialized Asset Allocation Series:
   Account deposits.....................................   3,118             126
   Terminations and withdrawals.........................     196               4

Managed Asset Allocation Series:
   Account deposits.....................................   1,960               -
   Terminations and withdrawals.........................      57               -

Equity Income Series:
   Account deposits.....................................  10,444               -
   Terminations and withdrawals.........................     218               -

Social Awareness Series:
   Account deposits.....................................     877             299
   Terminations and withdrawals.........................     303              43